# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brazil Potash Corp., CIK 0001472326
CUSIP: 10586A108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 198 Davenport Road, Toronto, Canada (Federal Level) (Z4), M5R 1J2
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056304

## Reporting persons
- Stalin Bharti: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 153,124; shared voting power 2,477,935; sole dispositive power 153,124; shared dispositive power 2,477,935; aggregate amount beneficially owned 2,631,059 (6.8% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 5 and 7 include 125,000 common shares, no par value (the "Common Shares") of the Issuer (as defined herein) issuable upon the exercise of stock options within 60 days held by Mr. Bharti (the "Stock Options"), and 25,000 Common Shares issuable upon the vesting of restricted stock units within 60 days held by Mr. Bharti (the "RSUs").
  (2) Rows 6 and 8 represents Common Shares held by Mr. Bharti's spouse, Hannele Bharti. Mr. Bharti and Mrs. Bharti are deemed to share voting and investment power over the 2,477,935 Common Shares.
  (3) Regarding Row 9, as disclosed in the Issuer's prospectus filed with the U.S. Securities and Exchange Commission on November 27, 2024 (the "Prospectus"), Mr. Bharti reported beneficial ownership of 4,131,059 Common Shares. Mr. Bharti disclaims beneficial ownership of the 1,500,000 Common Shares beneficially owned by his lineal descendants.
  (4) The percentage used in Row 11 is calculated based upon 38,337,967 issued and outstanding shares of the Issuer's Common Shares as disclosed in the Prospectus, plus the 125,000 Stock Options, and the 25,000 RSUs.
- Hannele Bharti: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,477,935; sole dispositive power 0; shared dispositive power 2,477,935; aggregate amount beneficially owned 2,477,935 (6.4% of the class)
  Comment: (1) Rows 6 and 8 represents Common Shares held by Mr. Bharti's spouse, Hannele Bharti. Mr. Bharti and Mrs. Bharti are deemed to share voting and investment power over the 2,477,935 Common Shares.
  (2) The percentage used in Row 11 is calculated based upon 38,337,967 outstanding shares of the Issuer's Common Shares as disclosed in the Prospectus, plus the 125,000 Stock Options, and the 25,000 RSUs.

## Item 1. Issuer
Name of issuer: Brazil Potash Corp.
Address of issuer's principal executive offices: 198 Davenport Road, Toronto, Ontario, Canada M5R 1J2

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Stalin Bharti and Hannele Bharti (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement dated as of February 13, 2025, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 65 Binscarth Road, Toronto, Ontario, Canada M4W 1Y8
Citizenship: Each of the Reporting Persons is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover pages of each of the Reporting Persons.
Percent of class:
See Row 11 of the cover pages for each of the Reporting Persons. As of the date hereof, the Reporting Persons beneficially own in the aggregate approximately 6.8% of the outstanding shares of the Issuer's Common Stock.

The Common Stock beneficial ownership percentages provided in this Schedule 13G, including in Row 9 of the cover pages, are calculated based on 38,337,967 outstanding shares of the Issuer's Common Shares as disclosed in the Prospectus, plus the 125,000 Stock Options, and the 25,000 RSUs.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stalin Bharti: /s/ Stalin Bharti, Individual (02/13/2025)
- Hannele Bharti: /s/ Hannele Bharti, Individual (02/13/2025)